UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

      The Dreyfus/Laurel Funds, Inc.
      200 Park Avenue
      New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-5270

      Securities Act File Number: 33-16338

4(a). Last day of fiscal year for which this notice is filed:

         October 31, 2004

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
      the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $14,390,414,949
            fiscal year pursuant to section 24(f):   --------------

      (ii) Aggregate price of securities redeemed or $15,492,761,226
            repurchased during the fiscal year: --------------

      (iii) Aggregate price of securities redeemed or $ 1,993,757,553
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv) Total available redemption credits [add Items 5(ii)   -$17,486,518,779
            and 5(iii):   --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
            [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi) Redemption credits available for use in future $-3,096,103,830
            years -- if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

```
       (vii)  Multiplier for determining registration fee (See          X   .00011770
              Instruction C.9):                                              --------------


       (viii) Registration fee due (multiply Item 5(v) by Item      =$ -0-
              5(vii) (enter "0" if no fee is due):                     ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):

```
                                                                 +$    N/A
                                                                   -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

```
                                                                 =$  -0-
                                                                   =============
```

```
       By (Signature and Title)*
                                    Jeff Prusnofsky
                                    _____
                                    Jeff Prusnofsky, Assistant Secretary


       Date: January 13, 2005
```

* Please print the name and title of the signing officer below the signature.